UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78464M 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464M 10 6            SCHEDULE 13G/A                Page 2 of 9 Pages



--------- ----------------------------------------------------------------------

    1     NAMES OF REPORTING PERSONS OR
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Thomas C.K. Yuen
--------- ----------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [X]

          (b)  [ ]
--------- ----------------------------------------------------------------------

    3     SEC USE ONLY


--------- ----------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-------------------------------- --------- -------------------------------------
                                     5     SOLE VOTING POWER

                                           676,177
             NUMBER              --------- -------------------------------------
           OF SHARES                 6     SHARED VOTING POWER
         BENEFICIALLY
             OWNED                         2,644,870
            BY EACH              --------- -------------------------------------
           REPORTING                 7     SOLE DISPOSITIVE POWER
            PERSON
             WITH                          676,177
                                 --------- -------------------------------------
                                     8     SHARED DISPOSITIVE POWER

                                           2,644,870
-------------------------------- --------- -------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
          3,321,047
--------- ----------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   10     (SEE INSTRUCTIONS)

          [X]
--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          22.2%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   12
          IN
--------- ----------------------------------------------------------------------

CUSIP No. 78464M 10 6            SCHEDULE 13G/A                Page 3 of 9 Pages



--------- ----------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS OR
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Misako Yuen
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [X]

          (b)  [ ]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY


--------- ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-------------------------------- --------- -------------------------------------
                                           SOLE VOTING POWER
                                     5
                                           -0-
            NUMBER               --------- -------------------------------------
           OF SHARES                       SHARED VOTING POWER
         BENEFICIALLY                6
             OWNED                         2,644,870
            BY EACH
           REPORTING             --------- -------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                    7
                                           -0-

                                 --------- -------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     8
                                           2,644,870
-------------------------------- --------- -------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
          2,644,870

--------- ----------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   10     (SEE INSTRUCTIONS)

          [X]

--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          17.6%

--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   12
          IN

--------- ----------------------------------------------------------------------

CUSIP No. 78464M 10 6            SCHEDULE 13G/A                Page 4 of 9 Pages



--------- ----------------------------------------------------------------------
          NAMES OF REPORTING PERSONS OR
    1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Thomas Yuen Family Trust
--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2     (a)  [X]

          (b)  [ ]
--------- ----------------------------------------------------------------------
          SEC USE ONLY
    3


--------- ----------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    4
          U.S.A.

-------------------------------- --------- -------------------------------------
                                           SOLE VOTING POWER
                                     5
                                           -0-
             NUMBER              --------- -------------------------------------
           OF SHARES                       SHARED VOTING POWER
         BENEFICIALLY                6
             OWNED                         2,544,870
            BY EACH
           REPORTING             --------- -------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                    7
                                           -0-

                                 --------- -------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     8
                                           2,544,870
-------------------------------- --------- -------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
          2,544,870

--------- ----------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   10     (SEE INSTRUCTIONS)

          [X]

--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          17.0%

--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   12
          OO

--------- ----------------------------------------------------------------------

CUSIP No. 78464M 10 6            SCHEDULE 13G/A                Page 5 of 9 Pages


Item 1(a).        Name of Issuer:

                  SRS Labs, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2909 Daimler Street, Santa Ana, California 92705

Item 2(a).        Names of Persons Filing:

                  Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  SRS Labs, Inc.
                  2909 Daimler Street
                  Santa Ana, California 92705

Item 2(c).        Citizenship:

                  Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A. and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  78464M 10 6

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)   [ ]   Broker or dealer registered under section 15 of the
                           Act (15 U.S.C.78o);

               (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c);

               (c)   [ ]   Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c);

               (d)   [ ]   Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 78464M 10 6            SCHEDULE 13G/A                Page 6 of 9 Pages


               (e)   [ ]   An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E);

               (f)   [ ]   An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F);

               (g)   [ ]   A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G);

               (h)   [ ]   A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)   [ ]   A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)   [ ]   Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ].

Item 4.           Ownership.

                  (a)  Amount Beneficially Owned:

                  Thomas C.K. Yuen                                     3,321,047
                  Misako Yuen                                          2,644,870
                  Thomas Yuen Family Trust                             2,544,870

                  (b)  Percent of Class:

                  Thomas C.K. Yuen                                     22.2%
                  Misako Yuen                                          17.7%
                  Thomas Yuen Family Trust                             17.0%

                  (c)  Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    Thomas C.K. Yuen                   676,177
                                    Misako Yuen                        0
                                    Thomas Yuen Family Trust           0

                           (ii)     Shared power to vote or to direct the vote:

                                    Thomas C.K. Yuen                   2,644,870
                                    Misako Yuen                        2,644,870
                                    Thomas Yuen Family Trust           2,544,870

                           (iii) Sole power to dispose or to direct the disposition of:

CUSIP No. 78464M 10 6            SCHEDULE 13G                  Page 7 of 9 Pages


                                    Thomas C.K. Yuen                   676,177
                                    Misako Yuen                        0
                                    Thomas Yuen Family Trust           0

                           (iv) Shared power to dispose or to direct the disposition of:

                                    Thomas C.K. Yuen                   2,644,870
                                    Misako Yuen                        2,644,870
                                    Thomas Yuen Family Trust           2,544,870

                  The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,544,870 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees. The shares beneficially owned by Thomas C.K. Yuen also include 473,387 shares issuable to Mr. Yuen upon exercise of stock options that vest on or before March 1, 2006, and Mr. Yuen's beneficial ownership of such shares is subject to applicable community property laws. The shares beneficially owned by Thomas C.K. Yuen and Misako Yuen also include 100,000 shares held by The Thomas and Misako Yuen Family Foundation. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 213,469 shares held by Atsuko Hamasaki as (i) trustee of the Yuen 1993 Irrevocable Trust (144,825 shares), and (ii) custodian for Mr. and Mrs. Yuen's children, Jennifer Wen Lee Yuen (31,465 shares) and Constance Kahlee Yuen (37,179). Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 213,469 shares held by Atsuko Hamasaki in the above-referenced capacities. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 5,714 shares held by Mr. and Mrs. Yuen's adult daughter, Jennifer Wen Lee. Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 5,714 shares held by Jennifer Wen Lee. The shares beneficially owned by Mr. and Mrs. Yuen also do not include 9,000 shares of Common Stock held by Atsuko Hamasak in her individual capacity (3,000 shares), Noriaki Hamasaki (3,000 shares) and Yuzuru Hamasaki (3,000 shares). Atsuko Hamasaki, Noriaki Hamasaki and Yuzuru Hamasaki are the sister-in-law, brother-in-law and father-in-law of Mr. Yuen, none of whom resides in the same household as Mr. and Mrs. Yuen. Mr. and Mrs. Yuen disclaim beneficial ownership of the above-referenced 9,000 shares.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Inapplicable.

CUSIP No. 78464M 10 6            SCHEDULE 13G/A              Page 8 of 9 Pages


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                  This filing is on behalf of Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust as members of a group pursuant to Rule 13d-1(d).

Item 9.           Notice of Dissolution of Group.

                  Inapplicable.

Item 10. Certification.

                  Inapplicable.

CUSIP No. 78464M 10 6            SCHEDULE 13G/A                Page 9 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 13, 2006
                                            ------------------------------------
                                                         Date


                                            /s/  THOMAS C.K. YUEN
                                            ------------------------------------
                                            Thomas C.K. Yuen


                                            /s/  MISAKO YUEN
                                            ------------------------------------
                                            Misako Yuen



                                            THOMAS YUEN FAMILY TRUST


                                            /s/  THOMAS C.K. YUEN
                                            --------------------------
                                            By: Thomas C.K. Yuen
                                            Co-Trustee

                                            /s/  MISAKO YUEN
                                            ------------------------------------
                                            By: Misako Yuen
                                            Co-Trustee

                                   EXHIBIT "A"

                                    AGREEMENT
                                    ---------

         THIS AGREEMENT is dated as of February 13, 2006 among Thomas C. K. Yuen, Misako Yuen and the Thomas Yuen Family Trust.

         WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

         NOW THEREFORE, the parties hereto agree as follows:

1. The Amendment No. 9 to Schedule 13G with respect to SRS Labs, Inc. to which this Agreement is attached as Exhibit A (the "Schedule 13G") is filed on behalf of each of the parties hereto.

2.                Each of the parties hereto is eligible to use the Schedule
13G.

3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                            /s/  THOMAS C. K. YUEN
                                            ------------------------------------
                                            Thomas C. K. Yuen


                                            /s/  MISAKO YUEN
                                            ------------------------------------
                                            Misako Yuen

                                            THOMAS YUEN FAMILY TRUST


                                            By: /s/  THOMAS C. K. YUEN
                                               ---------------------------------
                                                       Thomas C. K. Yuen
                                                       Co-Trustee


                                            By: /s/  MISAKO YUEN
                                               ---------------------------------
                                                       Misako Yuen
                                                       Co-Trustee